Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	Nine months ended September 30, 2009	2008	2007	2006	2005	2004
Earnings
Net income (loss)	$11,033	$13,836	$6,929	$35,131	$(3,842)	$(7,290)
Income tax expense (benefit)	8,727	10,507	4,066	22,834	(2,400)	(4,313)
Fixed charges	2,472	3,505	13,882	15,349	7,676	7,176
Earnings (loss) available for fixed charges	22,232	27,848	24,877	73,314	1,434	(4,427)

Fixed Charges
Interest expense *	842	1,331	10,980	12,023	5,662	4,223
Amortization of deferred loan charges	235	426	993	1,445	1,147	2,120
Estimated interest expense in leases	1,395	1,748	1,909	1,881	867	833
Total fixed charges	$2,472	$3,505	$13,882	$15,349	$7,676	$7,176

Ratio of Earnings to Fixed Charges	9.0	7.9	1.8	4.8	0.2	n/a

* Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.

For the year ended December 31, 2005, our earnings to fixed charges ratio was less than one to one coverage. The amount of such deficiency was $6,242.

For the year ended December 31, 2004, we had a total loss. Accordingly, our earnings to fixed charges ratio was less than one to one coverage. The amount of such deficiency was $11,603.